# SEC Schedule 13D/A (Amendment No. 26) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bally's Corp, CIK 0001747079
CUSIP: 05875B106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 100 WESTMINSTER STREET, PROVIDENCE, Rhode Island (RI), 02903
Date of event which requires filing of this statement: 02/07/2025
Amends the filing with accession number 0000929638-19-000435
Filed by CIK 0001409888
Persons authorized to receive notices and communications: Joseph Mause, 767 Fifth Avenue, 12th Floor, New York, New Mexico (NM), 10153, 212-257-4701

## Reporting persons
- Standard General L.P. (CIK 0001409888): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 35,759,744; sole dispositive power 0; shared dispositive power 35,759,744; aggregate amount beneficially owned 35,759,744 (73.7% of the class)
- Kim Soohyung (CIK 0001418202): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 28,814; shared voting power 35,759,744; sole dispositive power 28,814; shared dispositive power 35,759,744; aggregate amount beneficially owned 35,788,558 (73.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Bally's Corp
Address of issuer's principal executive offices: 100 WESTMINSTER STREET, PROVIDENCE, Rhode Island (RI), 02903

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
On February 7, 2025, the Reporting Persons became the beneficial owners of an additional 26,909,895 shares of the Issuer's Common Stock issued in connection with the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of July 25, 2024, by and among SG Parent LLC, a Delaware limited liability company and affiliate of the Reporting Persons, The Queen Casino & Entertainment, Inc., Epsilon Sub I, Inc., a wholly owned subsidiary of the Issuer, Epsilon Sub II, Inc., a wholly owned subsidiary of the Issuer, and SG CQ Gaming LLC.

The percentages reported herein are based 48,488,879 shares of the Issuer's Common Stock outstanding as of February 7, 2025 as provided by the Company.

## Signatures
- Standard General L.P.: /s/ Joseph Mause, Joseph Mause Chief Financial Officer (02/11/2025)
- Kim Soohyung: /s/ Soohyung Kim, Soohyung Kim (02/11/2025)